UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Naoki Ueda
Name:	Naoki Ueda
Title:	Managing Director,
Deputy Head of Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended December 31, 2020 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on February 12, 2021 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated February 4, 2021. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2020 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2020 filed in Japan on June 29, 2020. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in our most recent annual securities report filed in Japan.

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in January 2021 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
A decline in profitability (including a decline in net interest income)

•  Our overall profitability may be adversely affected by, among other things, a decline in our net interest income due to further reductions in interest rates as a result of changes in the monetary policies of central banks in various jurisdictions in light of the COVID-19 pandemic and deterioration in global economic conditions.

An increase in risk asset	• New or additional financing we provide to support our customers’ funding needs may result in an increase in our risk assets and a decrease in our regulatory capital ratios.
Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
An increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to money laundering, economic sanctions, bribery and corruption

•  If we are deemed not complaint with applicable regulations relating to money laundering, economic sanctions, bribery and corruption, we may become subject to issuance of business suspension orders, fines and reputational damage.

Market conduct risk

•  If our operations are deemed to be insufficient in addressing regulatory or public concerns, to constitute unfair or inappropriate business practices, or to fail to meet market or industry rules or standards, customer protection requirements or corporate behavior expectations, we may become subject to administrative business suspension orders and fines as well as reputational damage.

Risks relating to external circumstances or events (such as health pandemics, earthquakes, floods, terrorism and other political and social conflicts)

•  Health pandemics, natural disasters, conflicts and terrorist attacks may result in disruption to all or part of our operations or an increase in costs and expenses in addressing such circumstances or events.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

These risk events are among the risk events that were reported to MUFG’s Board of Directors following the Risk Committee’s discussion in January 2021. These risk events include risk events of general applicability.

1.	Risks relating to deterioration in economic conditions in Japan and globally

(The below risk factor disclosure, which was previously reported in our most recent annual securities report filed in Japan on June 29, 2020, is repeated in this report to add a clarification to the English translation.)

Economic conditions in Japan and around the world may deteriorate significantly due to various factors such as the COVID-19 pandemic and measures being implemented in response to the pandemic, including restrictions on travel, store operations and other economic activities, in Japan and other countries and regions as well as crude oil prices declining or remaining at low levels. Uncertainty over the Japanese and global economies still remain not only because of the unpredictability of the timing of containment of COVID-19 but also because of such other factors as concerns over political developments in the United States, the possible negative impact on international trade resulting from shifts in the trade policies of various countries and regions, concerns relating to the United Kingdom’s withdrawal from the European Union, and the slowing economic growth in China and the economic stagnation in emerging countries and commodity-exporting countries, as well as the political turmoil in various regions around the world. In addition, external events, such as earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, and health pandemics or epidemics, may cause deterioration in economic conditions and market instability in affected areas.

Worsening economic conditions in Japan and around the world may result in, among other things, impairment or valuation losses on securities and other assets that we hold due to declines in the market value of such assets, an increase in our non-performing loans and credit costs due to deterioration in borrowers’ business performance, a decrease in our profits due to deterioration in the creditworthiness of counterparties in market transactions, a reduction in foreign currency funding liquidity, an increase in our foreign currency funding costs, and an increase in the level of risk in, and the balance of, the risk assets that we hold. Our profitability may be adversely affected by various other factors, including a decline in our net interest income caused by such factors as changes in the monetary policies of central banks in various jurisdictions. In addition, an economic downturn may result in a decline in new investments and business transactions by customers due to stagnation in economic activity, weak consumer spending, diminished investor appetite for making investments in uncertain financial markets, and a decrease in our assets under custody or management.

In the event of a financial market turmoil or depression resulting from significant volatility in bond and stock markets or foreign currency exchange rates, or a global financial crisis, the market value of financial instruments that we hold may significantly decline, properly quoted market prices of such instruments may become unavailable for valuation purposes, or financial markets may become dysfunctional. As a result, we may incur impairment or valuation losses on financial instruments in our portfolio.

Any of the foregoing factors may materially and adversely affect our business, operating results and financial condition.

2.	Risks relating to external circumstances or events (such as conflicts, terrorist attacks and natural disasters)

As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, health pandemics or epidemics, and other disruptions caused by external events, which are beyond our control. Such external events may result in loss of facility and human and other resources, suspension or delay in all or part of our operations, inability to implement business strategic measures or respond to changes in the market or regulatory environment as planned, and other disruptions to our operations. In addition, we may be required to incur significant costs and expenses, including those incurred for preventive or remedial measures, to deal with the consequences of such external events. As a result, our business, operating results and financial condition may be materially and adversely affected.

For example, the COVID-19 pandemic has required us to temporarily close some of our business locations, resulted in reduction in our and our vendors’ operational capacity due to restrictions on mobility, and had other negative impact on us. Although we have taken various measures, including establishing a Group Crisis Event Control Headquarter headed by our Group CEO and implementing remote work and off-peak commute policies and programs, designed to ensure the safety of our employees and vendors as well as the continuity of our operations, if a large number or concentrated groups of employees of us and our vendors become infected of the virus or if the pandemic continues to expand or is not sufficiently controlled, we may be further adversely affected.

As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes. In particular, a large-scale earthquake occurring in the Tokyo metropolitan area and other areas where we have our important business functions may have a material adverse effect on our business, operating results and financial condition.

Our risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in our inability to continue to operate a part or the whole of our business, although we work to strengthen our operational resilience (the comprehensive ability to continue critical operations in the event of a disruption such as a conflict, terrorism (including cyber terrorism), or natural disaster) by establishing a business continuity framework based on the regulations of each relevant jurisdiction and testing through training and other measures.

Our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster such as the March 2011 Great East Japan Earthquake, which led to tsunamis, soil liquefaction and fires, as well as electricity power supply shortages and electricity power conservation measures.

15.	Risks relating to difficulty in our funding operations following a downgrade of our credit ratings

A downgrade of our credit ratings by one or more of the credit rating agencies may adversely affect our financial market operations and other aspects of our business. Any downgrade could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies, adversely affect our liquidity position or net interest margin, trigger additional collateral or funding obligations, and result in losses of depositors, investors and counterparties willing or permitted to transact with us, thereby reducing our ability to generate income and weakening our financial position. For example, assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings as of March 31, 2020 by one-notch on the same date, we estimate that MUFG and its three main subsidiaries would have been required to provide of approximately ¥58.8 billion of additional collateral under their derivative contracts. Assuming a two-notch downgrade by all of the same credit rating agencies occurring on the same date, we estimate that the additional collateral requirements for the same MUFG group companies under their derivative contracts would have been approximately ¥87.0 billion. In April 2020, Fitch downgraded the long-term credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking by one-notch from A (negative) to A- (stable). In addition, in April 2020, Standard and Poor’s changed the credit rating outlook for MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking from “Positive” to “Stable.” Fitch changed the credit rating outlook for MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities from “stable” to “negative” in August 2020, although Fitch changed the outlook for the same companies from “negative” back to “stable” in September 2020.

Rating agencies regularly evaluate us and our major subsidiaries as well as our and their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of MUFG or of the relevant subsidiary, as well as conditions generally affecting the financial services industry in Japan or on a global basis, some of which are not entirely within our control. In addition, changes in their evaluation or rating methodologies are beyond our control. We strive to ensure appropriate funding liquidity by, for example, setting and monitoring certain indicators for funding liquidity risk management purposes. However, as a result of changes in rating agencies’ evaluations based on the above factors or the rating methodologies, our ratings or the ratings of our subsidiaries may be downgraded. Such downgrade may adversely affect the profitability of our markets operations and other operations as well as our financial condition and results of operations.

18.	Risks relating to cyber-attacks

Our information, communications and transaction management systems (including our own proprietary systems as well as those third-party systems which are provided for our use or to which our systems are connected) constitute a core infrastructure for our accounting and other business operations and are of critical importance particularly in the current business environment with increasing dependence on remote or online networks and our strategy to promote digitization. We are working to prevent system failures through appropriate design and testing and other means and to establish security-conscious systems. However, we may not be able to completely prevent system failures, cyber-attacks, unauthorized access, computer virus infection, human errors, equipment malfunctions, defects in services provided by third parties such as communications service providers, and failure to appropriately deal with technological advances and new systems and tools. In addition, we may be unable to enhance our financial transaction management systems as required for all of our business operations or under increasingly stricter regulations applicable to financial institutions. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards, may not be completed as planned due to the complexity and other difficulty relating to such projects. Such failures and inability may lead to errors and delays in transactions, information leakage and other adverse consequences, and, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damages caused by such suspension, diminish confidence in us, harm our reputation, subject us to administrative sanctions, or result in our incurring additional costs to deal with the consequences of these events.

Additional Japanese GAAP Financial Information for the Nine Months Ended December 31, 2020

1.	Changes in the Scope of Consolidation or Application of the Equity Method

I.	Significant changes in the scope of consolidation

Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. was excluded from the scope of consolidation due to an absorption-type merger.

II.	Significant changes in the scope of application of the equity method

AMP Capital Holdings Limited was excluded from the scope of application of the equity method due to sale of shares.

(Changes in Accounting Policies)

(Additional Information)

(Adoption of Accounting Standard for Fair Value Measurement)

Accounting Standard Board of Japan (“ASBJ”) Statement No. 30, “Accounting Standard for Fair Value Measurement” (ASBJ, July 4, 2019; hereinafter referred to as “Accounting Standard for Fair Value Measurement”) and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, July 4, 2019), have been applied since the end of the previous fiscal year. In accordance with Paragraph 8 of the Accounting Standard for Fair Value Measurement, the risk adjustment method applied to determine the fair value of derivatives was modified to use as much as possible observable inputs estimated by reference to derivatives and other instruments traded in the market. This modification was made due to the application of the Accounting Standard for Fair Value Measurement. In accordance with the transitional measures set forth in Paragraph 20 of the Accounting Standard for Fair Value Measurement, the cumulative effect of retroactively applying the new accounting policy prior to the beginning of the previous fiscal year was recognized as adjustments to retained earnings at the beginning of the previous fiscal year, and the new accounting policy was applied as of the beginning of the previous fiscal year as a change in MUFG’s accounting policies.

Accordingly, the consolidated financial statements as of and for the nine months ended December 31, 2019 reflect the retroactive application of the new accounting policy.

The retroactive application of the new accounting policy resulted in an increase of ¥4,452 million in each of ordinary profits and profits before income taxes for the nine months ended December 31 2019. In addition, due to the cumulative effect of the retroactive application of the new accounting policy on net assets as of the beginning of the previous fiscal year, the balance of retained earnings as of the beginning of the previous fiscal year decreased by ¥20,533 million.

(Adoption of U.S. Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Losses on Financial Instruments”)

Certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” from the beginning of the nine months ended December 31, 2020. This update replaces the incurred loss impairment methodology in previous U.S. GAAP with a methodology that reflects expected credit losses, and full lifetime expected credit losses will be recognized upon initial recognition of a financial asset measured on an amortized cost basis by taking into account certain forecasted information such as macroeconomic indicators. In adopting the accounting standard, retained earnings were adjusted for the cumulative effect at the beginning of the nine months ended December 31, 2020.

As a result, at the beginning of the nine months ended December 31, 2020, allowance for credit losses increased by ¥172,363 million and retained earnings decreased by ¥118,374 million.

(Additional Information)

(Allowance for credit losses of certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”))

Certain overseas subsidiaries which apply U.S. GAAP have adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” and provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contract. Expected credit losses are calculated collectively for each portfolio of loans with similar risk characteristics based on the loss rates derived from past credit loss experience or bankruptcy experience through the application of a model that incorporates future forecast information, such as macroeconomic indicators, into the probability of bankruptcy, etc. While the macroeconomic indicators used in the calculation vary depending on the particular portfolio, such indicators primarily include GDP and unemployment rates. In addition, adjustments are made in the calculation of allowance for credit losses for qualitative factors relating to current conditions and future forecasts which may not be sufficiently captured in such model but should be appropriately taken into account. Future uncertainties due to the impact of the COVID-19 pandemic are factored into estimates for the credit loss provisioning through such adjustments based on macroeconomic indicators and/or qualitative factors.

With respect to loan assets with deteriorated credit risk that are deemed not to entail risks in common with other loan assets, allowance for credit losses is recognized individually for each loan asset based on risks that are particular to the asset. This credit loss provisioning is done through certain methodologies, including calculating the difference between the carrying amount of the loan asset and the amount of estimated cash flows from the loan asset discounted by the effective interest rate as well as using the fair value of the collateral for the loan asset.

(Estimated impact of the COVID-19 pandemic relating to provision for credit losses)

MUFG Bank, Ltd. (“the Bank”), a major consolidated subsidiary of MUFG, recorded a provision for credit losses of ¥12,684 million for the nine months ended December 31, 2020 (¥45,347 million for the fiscal year ended March 31, 2020) by estimating the impact of the COVID-19 pandemic on credit risk, to the extent that such impact was considered not to have been reflected in the borrowers’ financial information as of December 31, 2020, considering the expected impact of the pandemic on the borrowers’ financial performance and on the overall economic environment.

The process for preparing the recorded provision amount involved, among other things, determining the scope of borrowers (in terms of industry, geographical region, etc.) that were expected to be significantly affected, making certain assumptions relating to economic factors based on certain scenarios, and collectively estimating the degree to which the internal credit ratings assigned to borrowers in particular industries or geographic regions would be downgraded.

Since there was no precedent or established market view regarding the extent of the pandemic or the timing of containment of the pandemic available for reference in considering the expected impact of the pandemic on economic conditions, the Bank made certain assumptions and estimated the amount, as best as it could under the circumstances, based on, among other things, such assumptions and information available from external sources and through an approval process in accordance with prescribed internal rules.

As of March 31, 2020, one of our assumptions was that economic conditions would recover to the calendar 2019 level by around the end of calendar 2020 globally. As of September 30, 2020, we updated this assumption and assumed that such economic recovery would still take some time. As a result, although the global economy has begun to recover, our assumptions included, among other things, that the pace of recovery in economic activity would be slow and that economic recovery to pre-pandemic levels, particularly in developed countries, would thus be gradual. As of December 31, 2020, our assumptions remained substantially unchanged. These assumptions, however, are highly uncertain, and, depending on future developments, significant additional provision for credit losses may be recognized for the fiscal year ending March 31, 2021 and subsequent reporting periods due to such developments affecting the impact of the COVID-19 pandemic on the financial performance of borrowers and other transaction counterparties or on the economic environment.

(Major overseas subsidiaries’ total credit costs which are expected to be reflected in MUFG’s consolidated financial statements as of and for the fourth quarter of the fiscal year ending March 31, 2021)

Major overseas subsidiaries which were consolidated based on their financial statements as of and for the quarter ended September 30, 2020 adopted ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” the new guidance that introduced the concept of current expected credit loss, as of the beginning of the first quarter of the fiscal year ending December 31, 2020. As a result, these subsidiaries record provision for allowance for credit losses by taking into account certain forecasted information such as macroeconomic indicators.

Under the new guidance, it is currently estimated that the subsidiaries’ total credit costs for the quarter ended December 31, 2020 will be approximately ¥30 billion in total. The subsidiaries’ total credit costs will be reflected in MUFG’s consolidated financial statements as of and for the quarter ending March 31, 2021.

Total credit costs include credit costs for trust accounts, provision for general allowance for credit losses, losses on loan write-offs, provision for specific allowance for credit losses, other credit costs, reversal of allowance for credit losses, reversal of reserve for contingent losses included in credit costs and gains on loans written-off.

(Application of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System)

MUFG and some of its domestic consolidated subsidiaries do not apply Paragraph 44 of Accounting Standards Board of Japan (“ASBJ”) Guidance No. 28, “Amendments to Accounting Standard for Tax Effect Accounting” (February 16, 2018), to items revised under the stand-alone taxation system in connection with the transition from the consolidated taxation system to the group tax sharing system under the “Partial Amendments to Income Tax Act, etc.” (Act No. 8, March 31, 2020) due to the application of Paragraph 3 of ASBJ Practical Issues Task Force Report No. 39, “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (March 31, 2020), and instead apply the pre-amendment income tax provisions to the amount of deferred tax assets and deferred tax liabilities.

2.	Consolidated Balance Sheets

I.	Risk-monitored loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2020	December 31, 2020
Loans to bankrupt borrowers	¥39,125	¥33,810
Non-accrual delinquent loans	650,698	790,982
Accruing loans contractually past due 3 months or more	17,238	22,489
Restructured loans	382,772	406,865

Total	¥1,089,835	¥1,254,147

The amounts above represent gross amounts before the deduction of allowance for credit losses.

II.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2020	December 31, 2020
Principal-guaranteed money trusts	¥6,744,156	¥6,856,830

III.	Guarantee obligations for private placement bonds (provided in accordance with Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2020	December 31, 2020
Guarantee obligations for private placement bonds	¥297,220	¥290,070

IV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the nine months ended December 31,
	2019	2020
Equity in earnings of the equity method investees	¥220,880	¥235,689
Gains on sales of equity securities	117,937	120,713

II.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the nine months ended December 31,
	2019	2020
Provision for allowance for credit losses	¥36,749	¥256,133
Write-offs of loans	115,042	133,218

III.	(Additional information)

“Losses on impairment of fixed assets” included ¥26,774 million of impairment loss on goodwill recognized by MUFG Americas Holdings Corporation (“MUAH”), a consolidated subsidiary of MUFG, in connection with its business acquisitions.

MUAH groups its assets based on business category. During the three months ended December 31, 2019, due to the decline in interest rates in the United States, the projected profitability mainly related to the subsidiary’s lending services was reevaluated, and a goodwill impairment test was performed in accordance with U.S. GAAP. As a result, it was determined that the carrying amount of a portion of the goodwill allocated to the Global Commercial Banking Business Group, the relevant reporting segment of MUFG, exceeded the fair value of such goodwill, and, to the extent of such excess, an impairment loss was recorded. The fair value was estimated using a combination of the income approach based on the projected profitability and the market approach.

IV.

“Amortization of goodwill” was recorded in connection with an impairment loss due to the decline in the market price of the equity securities of PT Bank Danamon Indonesia, Tbk. held through a consolidated domestic banking subsidiary, in accordance with the provisions of Paragraph 32 of the Japanese Institute of Certified Public Accountants (“JICPA”) Accounting Committee Report No. 7 “Practical Guidelines on the Capital Consolidation Procedure in Consolidated Financial Statements” (May 12, 1998).

4.	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the nine-month periods ended December 31, 2019 and 2020. Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the nine months ended December 31,
	2019	2020
Depreciation	¥244,762	¥250,304
Amortization of goodwill	227,206	12,392

5.	Shareholders’ Equity

For the nine months ended December 31, 2019

I.	Cash dividends

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 27, 2019	Common stock	142,552	11	March 31, 2019	June 28, 2019	Retained earnings
Meeting of Board of Directors on November 13, 2019	Common stock	161,991	12.5	September 30, 2019	December 5, 2019	Retained earnings

II.	Dividends the record date for which fell within the nine-month period and the effective date of which was after the end of the nine-month period

None.

For the nine months ended December 31, 2020

I.	Cash dividends

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2020	Common stock	160,918	12.5	March 31, 2020	June 30, 2020	Retained earnings
Meeting of Board of Directors on November 13, 2020	Common stock	160,918	12.5	September 30, 2020	December 7, 2020	Retained earnings

II.	Dividends the record date for which fell within the nine-month period and the effective date of which was after the end of the nine-month period

None.

6.	Segment Information

I.	Business segment information

(1)	Information on net revenue and operating profit (loss) for each reporting segment

For the nine months ended December 31, 2019

	(in millions of yen)
	For the nine months ended December 31, 2019
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥1,088,739	¥416,805	¥309,693	¥568,452	¥167,112	¥2,550,802	¥473,021	¥(18,138)	¥3,005,686
Operating expenses	889,122	242,944	194,219	411,295	115,946	1,853,528	170,974	96,785	2,121,287

Operating profit (loss)	¥199,616	¥173,861	¥115,473	¥157,156	¥51,165	¥697,274	¥302,047	¥(114,923)	¥884,398

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

For the nine months ended December 31, 2020

	(in millions of yen)
	For the nine months ended December 31, 2020
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥1,010,502	¥379,635	¥301,094	¥589,320	¥208,547	¥2,489,100	¥583,482	¥(9,760)	¥3,062,822
Operating expenses	837,796	232,528	197,854	378,700	152,405	1,799,285	171,006	110,275	2,080,567

Operating profit (loss)	¥172,705	¥147,107	¥103,239	¥210,619	¥56,142	¥689,814	¥412,475	¥(120,035)	¥982,254

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

(2)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding nine-month period

	(in millions of yen)
	For the nine months ended December 31,
	2019	2020
Total operating profit of reporting segments	¥884,398	¥982,254
Operating profit of consolidated subsidiaries excluded from reporting segments	10,328	(311)
Provision for general allowance for credit losses	(42,560)	(96,424)
Credit related expenses	(111,424)	(295,121)
Gains on reversal of reserve for contingent losses included in credit costs	6,481	—
Gains on loans written-off	63,206	47,884
Net gains on equity securities and other securities	53,500	72,798
Equity in earnings of the equity method investees	220,880	235,689
Others	2,147	(106,148)

Ordinary profit in the consolidated statement of income	¥1,086,958	¥840,619

(3)	Changes relating to reporting segments

From the nine months ended December 31, 2020, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the nine months ended December 31, 2019 has been restated based on the new calculation method.

As described in “Additional Information” under “Changes in Accounting Policies” above, ASBJ Statement No. 30, “Accounting Standard for Fair Value Measurement” and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” have been applied since the end of the previous fiscal year. Accordingly, the business segment information for the nine months ended December 31, 2019 reflects the retroactive application of the new accounting standard, etc.

(4)	Information on impairment losses on long-lived assets or goodwill by reporting segment

For the nine months ended December 31, 2019

(Significant change in the amount of goodwill)

In the Global Commercial Banking Business Group, for the third quarter ended December 31, 2019, “Amortization of goodwill” was recorded as extraordinary losses in connection with an impairment loss due to the decline in the market price of the equity securities of PT Bank Danamon Indonesia, Tbk. held through a consolidated domestic banking subsidiary in accordance with the provisions of Paragraph 32 of JICPA According Committee Report No. 7, “Practical Guidelines on the Capital Consolidation Procedure in Consolidated Financial Statements” (May 12, 1998). As a result, the balance of goodwill decreased by ¥207,425 million.

In the Asset Management & Investor Service Business Group, for the second quarter ended September 30, 2019, goodwill of ¥245,386 million was recognized on a preliminary basis since certain subsidiaries of Colonial First State Group Limited became consolidated subsidiaries through share acquisitions. However, in the third quarter ended December 31, 2019, post-acquisition price adjustments and allocation of acquisition cost were updated. As a result, intangible fixed assets were recognized, resulting in a decrease in goodwill of ¥61,272 million.

7.	Financial Instruments

The following shows those financial instruments as of December 31, 2020 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2020.

The following tables do not include investment trusts for which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement. (See Note (*1) to each of the tables under (1) below.)

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets at fair value on the consolidated balance sheets

As of March 31, 2020

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Trading assets (*1) (*2)	4,079,725	5,330,293	18,658	9,428,677
Securities (Available-for-sale securities)	34,850,542	21,286,206	335,718	56,472,467
Domestic government bonds	19,871,768	771,279	—	20,643,048

(*1)

The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement is not included in the above table. The amount of such investment trusts on the consolidated balance sheet is ¥54,026 million.

(*2)	Derivatives transactions recorded in trading assets are not included in the above table.

As of December 31, 2020

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Trading assets (*1) (*2)	6,173,928	4,190,001	40,100	10,404,030
Securities (Available-for-sale securities)	47,965,458	18,705,783	421,106	67,092,348
Domestic government bonds	30,162,037	407,772	—	30,569,810

(*1)

The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement is not included in the above table. The amount of such investment trusts on the consolidated balance sheet is ¥60,149 million.

(*2)	Derivatives transactions recorded in trading assets are not included in the above table.

8.	Securities

*1 The following shows those securities as of December 31, 2020 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2020.

*2 In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include negotiable certificates of deposit in “Cash and due from banks,” securitized products in “Monetary claims bought” and others.

I.	Available-for-sale securities

	(in millions of yen)
	March 31, 2020
	Acquisition cost	Amount on consolidated balance sheet	Difference
Domestic equity securities	¥2,001,373	¥4,141,355	¥2,139,981
Domestic bonds	27,301,728	27,473,106	171,378
Government bonds	20,519,136	20,643,048	123,911
Municipal bonds	2,938,743	2,952,820	14,076
Short-term corporate bonds	—	—	—
Corporate bonds	3,843,848	3,877,238	33,389
Other securities	29,959,455	30,536,727	577,271
Foreign equity securities	66,849	79,521	12,671
Foreign bonds	23,764,318	24,502,462	738,144
Other	6,128,288	5,954,743	(173,544)

Total	¥59,262,558	¥62,151,189	¥2,888,631

	(in millions of yen)
	December 31, 2020
	Acquisition cost	Amount on consolidated balance sheet	Difference
Domestic equity securities	¥1,890,624	¥5,014,344	¥3,123,719
Domestic bonds	38,442,188	38,612,840	170,652
Government bonds	30,444,259	30,569,810	125,551
Municipal bonds	3,607,051	3,621,288	14,236
Short-term corporate bonds	464,016	464,042	26
Corporate bonds	3,926,861	3,957,699	30,838
Other securities	28,482,869	29,121,724	638,855
Foreign equity securities	61,366	79,745	18,378
Foreign bonds	22,426,499	22,943,100	516,600
Other	5,995,003	6,098,879	103,875

Total	¥68,815,682	¥72,748,909	¥3,933,226

(Note 1)

Available-for-sale securities (excluding certain equity securities with no quoted market price available and investments in partnerships and others) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

(a) Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

      Fair value is lower than acquisition cost.

(b) Issuers requiring close watch:

      Fair value has declined by 30% or more from acquisition cost.

(c) Normal issuers:

      Fair value has declined by 50% or more from acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries. “Normal issuers” means issuers other than those who are classified in the four categories mentioned above.

(Note 2)	The total difference amount as of March 31, 2020 includes ¥24,151 million of revaluation gains on securities by application of the fair value hedge accounting method.

The total difference amount as of December 31, 2020 includes ¥120,684 million of revaluation gains on securities by application of the fair value hedge accounting method.

9.	Money Held in Trust

There are no material changes to be disclosed as of December 31, 2020 compared to March 31, 2020.

10.	Derivatives

The following shows those derivatives as of December 31, 2020 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2020.

I.	Currency-related derivatives

		(in millions of yen)
		March 31, 2020
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥471,152	¥(1,822)	¥(1,822)
OTC transactions	Currency swaps	60,913,145	(94,008)	(94,008)
	Forward contracts on foreign exchange	132,601,713	119,987	119,987
	Currency options	19,496,379	(2,609)	8,843

	Total	—	¥21,546	¥32,999

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2020
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥366,723	¥(312)	¥(312)
OTC transactions	Currency swaps	60,110,813	206,240	206,240
	Forward contracts on foreign exchange	124,894,584	51,025	51,025
	Currency options	16,216,608	(1,272)	8,292

	Total	—	¥255,682	¥265,247

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

II.	Equity-related derivatives

		(in millions of yen)
		March 31, 2020
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Stock index futures	¥1,284,846	¥27,055	¥27,055
	Stock index options	2,159,212	(29,685)	1,989
OTC transactions	OTC securities option transactions	967,635	(169)	12,843
	OTC securities index swap transactions	2,771,707	100,542	100,542
	Forward transactions in OTC securities indexes	44,116	(8,991)	(8,991)

	Total	—	¥88,751	¥133,439

(Notes)

1.   The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

2.   Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2020
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Stock index futures	¥516,590	¥4,705	¥4,705
	Stock index options	1,999,156	(35,568)	(2,415)
OTC transactions	OTC securities option transactions	1,122,900	20,879	31,589
	OTC securities index swap transactions	2,139,076	23,439	23,439
	Forward transactions in OTC securities indexes	45,299	2,987	2,987

	Total	—	¥16,442	¥60,305

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

11.	Business Combinations

(Additional Information)

(Acquisition of Aviation Finance Lending Division from DVB Bank)

On November 18, 2019, the Bank acquired from DVB Bank SE in Germany (“DVB”) its aviation finance lending portfolio, employees and other parts of the operating infrastructure based on an agreement among DVB, the Bank and BOT Lease Co., Ltd. (“BOT Lease”), an equity method affiliate of both MUFG and the Bank. The Bank and BOT Lease originally planned and sought to complete the acquisition of DVB’s aviation finance lending-related businesses. However, the approval of the relevant authorities in each country was not fully obtained, making it difficult to complete the acquisition in the form originally planned. As a result, the planned transaction through which DVB’s aviation investment management and asset management businesses were to be transferred to a newly established subsidiary of BOT Lease was cancelled.

Following the cancellation of the planned transaction, the amounts of acquisition cost and goodwill relating to the completed acquisition, which were calculated on a preliminary basis as of March 31, 2020 pending post-acquisition price adjustments, have been determined as follows. The impact of the cancellation of the planned transaction on the consolidated financial statements is not material.

I.	Acquisition cost relating to the acquisition and components thereof

Consideration for the acquired business	Cash	¥555,770 million
Acquisition cost		¥555,770 million

II.	Amount of goodwill recorded

¥23,390 million

12.	Per Share Information

Basic earnings per common share and diluted earnings per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	For the nine months ended December 31,
	2019	2020
Basic earnings per common share	¥45.48	¥47.26
Diluted earnings per common share	45.31	47.09

	(in millions of yen)
	For the nine months ended December 31,
	2019	2020
Profits attributable to owners of parent	¥587,440	¥607,037
Profits not attributable to common shareholders	—	—
Profits attributable to common shareholders of parent	587,440	607,037

	(in thousands)
	For the nine months ended December 31,
	2019	2020
Average number of common shares during the periods	12,916,075	12,843,043

	(in millions of yen)
	For the nine months ended December 31,
	2019	2020
Diluted earnings per share
Adjustments to profits attributable to owners of parent	¥(2,142)	¥(2,246)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(2,142)	(2,246)

	(in thousands)
	For the nine months ended December 31,
	2019	2020
Increase in common shares	166	—

	For the nine months ended December 31,
	2019	2020
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share but which materially changed after the end of the previous fiscal year	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 2 million units as of September 30, 2019	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 6 million units as of September 30, 2020

(Note)  As described in “Additional Information” under “Changes in Accounting Policies” above, ASBJ Statement No. 30, “Accounting Standard for Fair Value Measurement” and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” have been applied since the end of the previous fiscal year. Accordingly, the per share information for the nine months ended December 31, 2019 reflects the retroactive application of the new accounting standard, etc.